Qilian International Holding Group Limited

No. 152 Hongliang East 1st Street, No. 1703

Tianfu New District, Chengdu, 610200

People’s Republic of China

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C., 20549

Attention:	Lauren Hamill Alan Campbell

May 15, 2024

Re:	Qilian International Holding Group Limited
Registration Statement on Form F-3 (File No. 333-278591)
Initially Filed April 10, 2024
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Qilian International Holding Group Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement on F-3, as amended (the “Registration Statement”), so that it will become effective at 9:00 a.m. ET on May 16, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ Zhanchang Xin
Name: Zhanchang Xin
Title: Chief Executive Officer

cc:	Joan Wu, Esq.
Hunter Taubman Fischer & Li LLC